UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 34 )*

Tut Systems, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

901103101
(CUSIP Number)

John P. Flakne, CFO, Kopp Investment Advisors, 7701 France Ave. So., Suite 500
Edina, MN 55435 (952)841-0400
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

12/20/06
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 901103101 Page 1 of 5

l) Name of Reporting Person

S.S. or I.R.S. Identification No. of Person

  Kopp Investment Advisors, LLC
  I.D. No. 76-0744828

2) Check the appropriate box if a Member of a Group

  (a)

  (b)

3) SEC Use Only

4) Source of Funds

  00: Client Funds; WC

5) Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e) [ ]

6) Citizenship or Place of Organization

  Minnesota

Number of shares Beneficially Owned by Each Reporting Person With:

  7) Sole Voting Power: 9,272,128

  8) Shared Voting Power: 0

  9) Sole Dispositive Power: 3,123,200

  10) Shared Dispositive Power: 6,282,628

11) Aggregate Amount Beneficially Owned by Each Reporting Person

  9,405,828

12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13) Percent of Class Represented by Amount in Row (11)

  27.7%

14) Type of Reporting Person

  IA

SCHEDULE 13D

CUSIP No. 901103101 Page 2 of 5

l) Name of Reporting Person

S.S. or I.R.S. Identification No. of Person

  Kopp Holding Company
  I.D. No. 41-1875362

2) Check the appropriate box if a Member of a Group

  (a)

  (b)

3) SEC Use Only

4) Source of Funds

  WC

5) Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e) [ ]

6) Citizenship or Place of Organization

  Minnesota

Number of shares Beneficially Owned by Each Reporting Person With:

  7) Sole Voting Power: 435,000

  8) Shared Voting Power: 0

  9) Sole Dispositive Power: 435,000

  10) Shared Dispositive Power: 0

11) Aggregate Amount Beneficially Owned by Each Reporting Person

  9,840,828

12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13) Percent of Class Represented by Amount in Row (11)

  29.0%

14) Type of Reporting Person

  HC

SCHEDULE 13D

CUSIP No. 901103101 Page 3 of 5

l) Name of Reporting Person

S.S. or I.R.S. Identification No. of Person

Kopp Holding Company, LLC
I.D. No. 52-2421382

2) Check the appropriate box if a Member of a Group

  (a)

  (b)

3) SEC Use Only

4) Source of Funds

  Not applicable - indirect beneficial ownership

5) Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e) [ ]

6) Citizenship or Place of Organization

  Minnesota

Number of shares Beneficially Owned by Each Reporting Person With:

  7) Sole Voting Power: 0

  8) Shared Voting Power: 0

  9) Sole Dispositive Power: 0

  10) Shared Dispositive Power: 0

11) Aggregate Amount Beneficially Owned by Each Reporting Person

  9,405,828

12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13) Percent of Class Represented by Amount in Row (11)

  27.7%

14) Type of Reporting Person

  HC

SCHEDULE 13D

CUSIP No. 901103101 Page 4 of 5

l) Name of Reporting Person

S.S. or I.R.S. Identification No. of Person

  Kopp Emerging Growth Fund
  I.D. No. 39-1906915

2) Check the appropriate box if a Member of a Group

  (a)

  (b)

3) SEC Use Only

4) Source of Funds

  WC

5) Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e) [ ]

6) Citizenship or Place of Organization

  Minnesota

Number of shares Beneficially Owned by Each Reporting Person With:

  7) Sole Voting Power: 0

  8) Shared Voting Power: 0

  9) Sole Dispositive Power: 0

  10) Shared Dispositive Power: 0

11) Aggregate Amount Beneficially Owned by Each Reporting Person

  3,123,200

12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13) Percent of Class Represented by Amount in Row (11)

  9.2%

14) Type of Reporting Person

  IV

SCHEDULE 13D

CUSIP No. 901103101 Page 5 of 5

l) Name of Reporting Person
S.S. or I.R.S. Identification No. of Person

  LeRoy C. Kopp

2) Check the appropriate box if a Member of a Group

  (a)

  (b)

3) SEC Use Only

4) Source of Funds

  PF, OO

5) Check Box if Disclosure of Legal Proceedings is Required
Pursuant to Items 2(d) or 2(e) [ ]

6) Citizenship or Place of Organization

  United States

Number of shares Beneficially Owned by Each Reporting Person With:

  7) Sole Voting Power: 3,309,000

  8) Shared Voting Power: 0

  9) Sole Dispositive Power: 3,309,000

  10) Shared Dispositive Power: 0

11) Aggregate Amount Beneficially Owned by Each Reporting Person

  12,714,828

12) Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares [ ]

13) Percent of Class Represented by Amount in Row (11)

  37.5%

14) Type of Reporting Person

  IN

Item 1. Security and Issuer

This statement relates to the common stock ("Common Stock"), par value $0.001 of Tut Systems, Inc., a Delaware corporation ("Company"), whose principal executive offices are located at 6000 SW Meadows Road, Suite 200, Lake Oswego, OR 97035. The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 33,915,171 shares outstanding, which is the total number of shares of Common Stock outstanding as of November 9, 2006, based on Form 10-Q filed with the Securities and Exchange Commission on November 14, 2006. Unless otherwise indicated, the holdings reported herein are as of the close of business on December 20, 2006.

Item 2. Identity and Background

(a) This statement is filed by Kopp Investment Advisors, LLC ("KIA") with respect to shares owned by clients and held in discretionary accounts managed by KIA; Kopp Holding Company, LLC ("KHCLLC") solely as the parent entity of KIA and indirect beneficial owner of the shares beneficially owned by KIA; Kopp Emerging Growth Fund ("KEGF") with respect to shares owned directly by KEGF; Kopp Holding Company (KHC) on its own behalf and as a controlling person of KHCLLC; and by LeRoy C. Kopp individually with respect to shares of Common Stock that may be deemed beneficially owned directly by him and indirectly by him by virtue of his ownership of all of the stock of KHC. The foregoing persons are sometimes referred to as "Reporting Persons". Certain information concerning the directors and executive officers of the corporate Reporting Persons is set forth on Schedule A attached hereto and incorporated herein by reference. Any disclosures with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b) The business address of each of the Reporting Persons and directors and executive officers is 7701 France Avenue South, Suite 500, Edina, MN 55435.

(c) The principal business of KIA is that of an investment advisor managing discretionary accounts owned by numerous third-party clients, including KEGF, a registered investment company incorporated under Minnesota law. KHCLLC is a holding company engaged, through subsidiaries, in the investment industry. The principal occupation of Mr. Kopp is serving as the chief executive of KHCLLC, KHC and KIA.

(d) None of the persons referred to in paragraph (a) above has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and/or similar misdemeanors).

(e) None of the persons referred to in paragraph (a) above has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) KIA and KHCLLC are Minnesota limited liability companies. KHC is a Minnesota corporation. KEGF is a series of Kopp Funds, Inc., a Minnesota corporation. Mr. Kopp and all other directors and executive officers of the Reporting Persons are citizens of the United States.

Item 3. Source and Amount of Funds or Other Consideration

The net investment cost (including commissions, if any) of the shares of Common Stock directly or indirectly beneficially owned by Mr. Kopp, which includes shares beneficially owned by the other Reporting Persons, at December 20, 2006, was $31,233,297.27. The shares beneficially owned by KIA were purchased with the investment capital of the owners of the discretionary accounts. The shares beneficially owned by KEGF were purchased with the working capital of the mutual fund. The shares beneficially owned directly by Mr. Kopp and KHC were purchased with his investment capital or the funds of a 501(c)(3) corporation. See Item 5 below.

Item 4. Purpose of Transaction

On December 20, 2006, Motorola, Inc., a Delaware corporation ('Motorola') and the Company signed a definitive merger agreement (the 'Merger Agreement'), under which Motorola will acquire all of the outstanding shares of the Companys common stock for $1.15 per share in cash. The transaction has a total equity value of approximately $39 million on a fully-diluted basis.

Concurrently with the execution of the Merger Agreement, Motorola entered into a voting agreement (the 'Voting Agreement') with KIA, KEGF, KHC, and LeRoy C. Kopp (collectively, the 'Stockholders') pursuant to which each Stockholder has granted Motorola a proxy to vote their shares of Company common stock (1) in favor of the approval of the merger, and (2) against (i) any proposal made in opposition to, or in competition with, the Merger Agreement and (ii) any action or agreement that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company in the Merger Agreement.

The transaction is subject to customary closing conditions, including regulatory approvals and the approval of the Companys stockholders, and is expected to be completed in the first quarter of 2007. Upon completion of the transaction, the Company will become a wholly-owned subsidiary of Motorola and will be integrated into the Motorola Connected Home Solutions business.

The foregoing summary of the Voting Agreement is qualified in its entirety by reference to such agreement, a copy of which is attached hereto and incorporated herein by reference.

Other than as described above, none of the Reporting Persons nor any other person named in Schedule A currently has any plan or proposal that relates to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D. The shares of Common Stock were not acquired for the purpose, nor with the effect, of changing or influencing the control of the Company. Neither any of the Reporting Persons nor any client or shareholder thereof is a member of a "group" for any purpose.

Item 5. Interest in Securities of the Issuer

(a) Generally by virtue of limited powers of attorney and/or investment advisory agreements, KIA is the beneficial owner of 9,405,828 shares, or approximately 28%, of the Common Stock. KIA manages and votes shares owned by KEGF. By virtue of the relationships described in Item 2 of this statement, KHC, KHCLLC and Mr. Kopp may have indirect beneficial ownership of the shares beneficially owned by KIA.

Mr. Kopp's direct beneficial ownership may comprise Common Stock held by KHC; held in the Kopp Family Foundation ("KFF"), for which he serves as a director; held in the LeRoy C. Kopp Individual Retirement Account ("IRA"); held directly by him or his wife's IRA. KHC is the direct owner of 435,000 shares. The KFF is the direct owner of 510,000 shares. The IRA's own 1,219,000 shares of the Common Stock, or approximately 4% of the Common Stock. Mr. Kopp owns directly 1,145,000 shares. In the aggregate, including the shares beneficially owned by KIA, under Section 13 of the Securities Act of 1934, Mr. Kopp may be deemed beneficially to own a total of 12,714,828 shares, or 37%, of the Common Stock.

(b) KIA has power to vote 9,272,128 shares of the Common Stock. Pursuant to the limited powers of attorney granted to KIA by its clients, which generally are terminable immediately upon notice, KIA in effect shares with the majority of its thousands of clients the power to dispose of the Common Stock owned individually by them. KIA has sole power to dispose of 3,123,200 shares. In effect Mr. Kopp has sole power to dispose of and to vote the Common Stock beneficially owned directly by him and KHC.

(c) The identity of the Reporting Person, type of transaction, date, number of shares, and price per share (excluding commission) for all transactions in the Common Stock by the Reporting Persons since the last filing of Schedule 13D (on 11/06/06) are set forth on Schedule B attached hereto and incorporated by reference herein. Substantially all trades by the Reporting Persons are done in the over-the-counter market.

(d) With the exception of the thousands of clients of KIA and the employees of KHC, no person other than each respective record owner of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of the sale of such shares of Common Stock.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 4 is incorporated herein by reference.

Except as disclosed in this Schedule 13D and in the Voting Agreement, there are no contracts, understandings, or relationships between the Reporting Persons and any third person with respect to the shares of Company common stock. The filing of this Schedule shall NOT be construed as an admission that a Reporting Person or any other person is a beneficial owner of any shares of Common Stock for any purpose, including for purposes of Sections 13, 14 or 16 of the Securities Exchange Act of 1934, as amended from time to time.

Item 7. Material to Be Filed as Exhibits

Exhibit 1 - Joint Filing Agreement pursuant to Rule 13d-1(k).

Exhibit 2 - Voting Agreement and Irrevovable Proxy dated as of December 20, 2006 by and among Motorola, Inc. and each of the stockholders listed on the signature page thereto.

Signatures

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete, and correct.

Dated: 12/29/06

KOPP INVESTMENT ADVISORS, LLC

BY: /s/ John P. Flakne

TITLE: Chief Financial Officer

KOPP HOLDING COMPANY, LLC

BY: /s/ John P. Flakne

TITLE: Chief Financial Officer

KOPP HOLDING COMPANY

BY: /s/ John P. Flakne

TITLE: Chief Financial Officer

KOPP FUNDS, INC.

BY: /s/ LeRoy C. Kopp

TITLE: President

LEROY C. KOPP

/s/ LeRoy C. Kopp

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other Reporting Persons (as such term is defined in the Schedule 13D) on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the Common Stock (as defined) and to the attachment of this agreement to the Schedule 13D as Exhibit 1 thereto. IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 29th day of December 2006.

KOPP INVESTMENT ADVISORS, LLC

BY: /s/ LeRoy C. Kopp

TITLE: Chief Executive Officer

KOPP HOLDING COMPANY, LLC

BY: /s/ LeRoy C. Kopp

TITLE: Chief Executive Officer

KOPP HOLDING COMPANY

BY: /s/ John P. Flakne

TITLE: Chief Financial Officer

KOPP FUNDS, INC.

BY: /s/ LeRoy C. Kopp

TITLE: President

LEROY C. KOPP

/s/ LeRoy C. Kopp

Exhibit 2

VOTING AGREEMENT AND IRREVOCABLE PROXY

 THIS VOTING AGREEMENT AND IRREVOCABLE PROXY (this 'Agreement') is made and entered into as of December 20, 2006, by and among Motorola, Inc., a Delaware corporation ('Parent'), and each of the stockholders whose names appear on the signature pages of this Agreement (each, a 'Stockholder' and, collectively, the 'Stockholders').

RECITALS

A. Concurrently with the execution of this Agreement, Parent, GTG Subsidiary V Corp., a Delaware corporation and a wholly owned subsidiary of Parent ('Merger Sub'), and Tut Systems, Inc., a Delaware corporation (the 'Company') have entered into an Agreement and Plan of Merger (the 'Merger Agreement'), which provides for the merger (the 'Merger') of Merger Sub with and into the Company. B. Pursuant to the Merger, all of the issued and outstanding shares of capital stock of the Company will be canceled and converted into the right to receive the consideration set forth in the Merger Agreement upon the terms and subject to the conditions set forth in the Merger Agreement. C. As of the date hereof, each Stockholder Beneficially Owns (as defined below) the number of Shares (as defined below) of capital stock of the Company as set forth on Exhibit A of this Agreement. D. In order to induce Parent and Merger Sub to execute the Merger Agreement, the Stockholders desire to restrict the transfer or disposition of, and desire to vote, the Shares as provided in this Agreement, and the execution and delivery of this Agreement is a material condition to Parents willingness to enter into the Merger Agreement. E. As stockholders of the Company, the Stockholders will benefit from the execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby.

NOW, THEREFORE, the parties hereto hereby agree as follows:

1. Certain Definitions. Capitalized terms not defined herein shall have the meanings ascribed to them in the Merger Agreement. For purposes of this Agreement:

(a) A Person shall be deemed to 'Beneficially Own' a security if such Person has beneficial ownership of such securities as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended.

(b) 'Constructive Sale' means, with respect to any security, a short sale or entering into or acquiring an offsetting derivative contract with respect to such security, entering into or acquiring a futures or forward contract to deliver such security or entering into any other hedging or other derivative transaction that has the effect of materially changing the economic benefits and risks of ownership of such security.

(c) 'Expiration Date' means the earlier to occur of (i) such date and time as the Merger shall become effective in accordance with the terms and provisions of the Merger Agreement and (ii) such date and time as the Merger Agreement shall have been validly terminated pursuant to Article IX thereof.

(d) 'Shares' means, with respect to each Stockholder: (i) all shares of capital stock of the Company Beneficially Owned by such Stockholder as of the date of this Agreement; and (ii) all shares of capital stock of the Company of which such Stockholder acquires Beneficial Ownership during the period from the date of this Agreement through and including the Expiration Date.

(e) 'Transfer' means, with respect to any security, the direct or indirect assignment, sale, transfer, tender, pledge, hypothecation, gift, placement in trust, Constructive Sale or other disposition of such security (excluding transfers by testamentary or intestate succession), of any right, title or interest in such security (including, without limitation, any right or power to vote to which the holder thereof may be entitled, whether such right or power is granted by proxy or otherwise) or of the record or beneficial ownership of such security, and each agreement, arrangement or understanding, whether or not in writing, to effect any of the foregoing, but excluding any Transfer pursuant to a court order or any Transfer to an affiliate or trust, in each case that is under the control of a Stockholder.

2. No Transfer of Shares. Each Stockholder agrees that, at all times during the period beginning on the date hereof and ending on the Expiration Date, such Stockholder shall not Transfer (or cause or permit any Transfer of) any Shares or make any agreement relating thereto, in each case, without the prior written consent of Parent; provided, however, (i) during the period from date hereof until the earlier of (a) the date following the record date (the 'Record Date') for any meeting of the stockholders of the Company, however called, and for every action or approval by written consent of stockholders of the Company, in each case, with respect to the matters matters described in Sections 4(a)(i), (ii) and (iii) hereof and (b) February 14, 2007, the Stockholders, collectively, may Transfer, in the aggregate, up to 1,271,998 Shares and (ii) from and after the earlier of (x) two days after the Record Date and (y) February 15, 2007, the Stockholders, collectively, may Transfer, in the aggregate, and together with all shares transferred pursuant to the foregoing clause (i), up to 3,179,995 Shares; provided, further, that with respect to any Shares Transferred pursuant to the foregoing clauses (i) and (ii) which are Transferred after the Record Date the Stockholders shall vote such Transferred Shares in accordance with the provisions of Section 4 hereof. Each Stockholder agrees that any Transfer in violation of this Agreement shall be void and of no force or effect.

3. No Transfer of Voting Rights. Each Stockholder agrees that, during the period from the date of this Agreement through and including the Expiration Date, such Stockholder shall not deposit (or cause or permit the deposit of) any Shares in a voting trust or grant (or cause or permit the grant of) any proxy or enter into (or cause or permit the entry into) any voting agreement or similar agreement with respect to any of the Shares other than as contemplated by this Agreement. This Section 3 shall not prohibit Transfers permitted by Section 2 of this Agreement.

4. Agreement to Vote Shares. (a)Until the Expiration Date, at every meeting of stockholders of the Company, however called, at every adjournment or postponement thereof, and on every action or approval by written consent of stockholders of the Company with respect to any of the following, each Stockholder shall vote, to the extent not voted by the Person(s) appointed under the proxy granted under Section 5 hereof, all of the Shares or cause the Shares to be voted: (i)in favor of (1) adoption of the Merger Agreement, including all actions and transactions contemplated by the Merger Agreement and (2) the adjournment or postponement of the meeting of stockholders of the Company to approve the Merger Agreement and all actions and transactions contemplated by the Merger Agreement, if necessary or appropriate, to solicit additional proxies if there are insufficient votes at the time of the special meeting to adopt the Merger Agreement; (ii)against (1) approval of any proposal made in opposition to, or in competition with, the Merger Agreement or consummation of the Merger and the other transactions contemplated by the Merger Agreement, and (2) any action or agreement that would result in a breach of any representation, warranty, covenant, agreement or other obligation of the Company in the Merger Agreement; and (iii)against (1) any merger agreement or merger (other than the Merger Agreement and the Merger), Takeover Proposal, consolidation, business combination, reorganization, recapitalization, dissolution, liquidation or winding up of the Company or any Subsidiary of the Company, (2) any sale, lease, license or transfer of any significant part of the assets of the Company or any Subsidiary of the Company, or (3) any other action that is intended, or could reasonably be expected, to, in any manner, impede, frustrate, prevent, nullify, interfere with, delay, postpone, discourage or otherwise adversely affect the Merger Agreement, the Merger or any of the other transactions contemplated by the Merger Agreement. (b)No Stockholder shall enter into any agreement or understanding with any person to vote or give instructions in any manner inconsistent with this Section 4.

5. Irrevocable Proxy. Each Stockholder hereby irrevocably (to the fullest extent permitted by law) appoints Parent, and any designee of Parent, and each of them individually, as the sole and exclusive attorneys-in-fact and proxies of such Stockholder with full power of substitution and resubstitution, at any time after the date hereof and prior to the Expiration Date to vote and exercise all voting and related rights with respect to, and to grant a consent or approval in respect of (in each case, to the full extent that such Stockholder is entitled to do so), all of the Shares (including, without limitation, the power to execute and deliver written consents), at every annual, special, adjourned or postponed meeting of stockholders of the Company and in every written consent in lieu of such meeting in accordance with Section 4 hereof. THIS PROXY AND POWER OF ATTORNEY IS IRREVOCABLE AND COUPLED WITH AN INTEREST. Upon the execution of this Agreement by each Stockholder, such Stockholder hereby revokes any and all prior proxies or powers of attorney given by such Stockholder with respect to voting of the Shares on the matters referred to in Section 4 and agrees not to grant any subsequent proxies or powers of attorney with respect to the voting of the Shares on the matters referred to in Section 4 until after the Expiration Date. Each Stockholder understands and acknowledges that Parent is entering into the Merger Agreement in reliance upon the Stockholders execution and delivery of this Agreement and the Stockholders granting of the proxies contained in this Section 5. Each Stockholder hereby affirms that the proxy granted in this Section 5 is given in connection with the execution of the Merger Agreement, and that such proxy is given to secure the performance of the duties of such Stockholder under this Agreement. Each Stockholder agrees to execute any further agreement or form reasonably necessary to confirm and effectuate the grant of the proxy contained herein.

6. Representations, Warranties and Covenants of the Stockholders. As of the date hereof, each Stockholder represents, warrants and covenants to Parent as follows: (a) Such Stockholder is the Beneficial Owner of the Shares indicated on the Exhibit A to this Agreement. (b) Such Stockholder does not Beneficially Own any shares of capital stock of the Company or any securities convertible into, or exchangeable or exercisable for, shares of capital stock of the Company, other than the Shares set forth on Exhibit A hereto. (c) Such Stockholder has the full power to dispose, vote or direct the voting of the Shares for and on behalf of all beneficial owners of the Shares. (d) The Shares are, and at all times up to and including the Expiration Date the Shares will be, Beneficially Owned by such Stockholder, free and clear of any rights of first refusal, co-sale rights, security interests, liens, pledges, options, charges, proxies, voting trusts or agreements, or any other encumbrances of any kind or nature ('Encumbrances'). (e) The execution and delivery of this Agreement by such Stockholder do not, and such Stockholders performance of its obligations under this Agreement will not conflict with or violate or require any consent, approval or notice under, any order, decree, judgment, statute, law, rule, regulation or agreement applicable to such Stockholder or by which such Stockholder or any of such Stockholders properties or assets, including, without limitation the Shares, is bound. (f) Such Stockholder has full power and authority to make, enter into and carry out the terms of this Agreement with respect to all of the Shares without limitation, qualification or restriction on such power and authority. (g) The failure of the spouse, if any, of such Stockholder to be a party or signatory to this Agreement shall not (i) prevent such Stockholder from performing such Stockholders obligations and consummating the transactions contemplated hereunder or (ii) prevent this Agreement from constituting the legal, valid and binding obligation of such Stockholder in accordance with its terms.

7. Consents and Waivers. Each Stockholder hereby gives all consents and waivers that may be required from it for the execution delivery of this Agreement and for the consummation of the Merger under the terms of any agreement or instrument to which such Stockholder is a party or subject or in respect of any rights such Stockholder may have. Each Stockholder further consents to the Company placing a stop transfer order on the Shares with its transfer agent(s), which stop transfer order shall, at the request of Parent remain in effect during the term of this Agreement and in accordance with the terms of this Agreement, each Stockholder further consents and authorizes Parent and the Company to publish and disclose in the Proxy Statement (including all documents filed with the SEC in connection therewith) such Stockholders identity and ownership of the Shares and the nature of such Stockholders commitments, arrangements and understandings under this Agreement.

8. Termination. This Agreement shall terminate and shall have no further force or effect as of the Expiration Date.

9. Legending of Shares. Each Stockholder agrees that, if so requested by Parent, certificates evidencing the Shares of such Stockholder shall bear the following legend: THE SHARES OF STOCK REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO CERTAIN VOTING AND TRANSFER RESTRICTIONS PURSUANT TO THAT CERTAIN VOTING AGREEMENT AND IRREVOCABLE PROXY, DATED AS OF DECEMBER 20, 2006, BY AND AMONG MOTOROLA, INC. AND [STOCKHOLDER] WHICH INCLUDES AN IRREVOCABLE PROXY IN FAVOR OF MOTOROLA, INC. ANY TRANSFER OF SUCH SHARES OF COMMON STOCK IN VIOLATION OF THE TERMS AND PROVISIONS OF SUCH VOTING AGREEMENT SHALL BE NULL AND VOID AND HAVE NO FORCE OR EFFECT WHATSOEVER.

10. Takeover Proposals. (a) Each Stockholder agrees that it shall not, and that it shall use all reasonable efforts to cause such Stockholders agents and representatives (including any investment banker, attorney or accountant retained by such Stockholder) to not (and shall not authorize or permit any of them to), directly or indirectly (a) solicit, initiate, facilitate, respond to or encourage, including by way of furnishing non-public information, any inquiries regarding or relating to, or the submission of, any Takeover Proposal or (b) participate in any discussions or negotiations, furnish to any Person any information or data relating to the Company or its Subsidiaries, provide access to any of the properties, books, records or employees of the Company or its Subsidiaries or take any other action, in each such case regarding or to facilitate the making of any proposal that constitutes, or may reasonably be expected to lead to, any Takeover Proposal. (b) Each Stockholder will immediately cease and cause to be terminated any and all existing activities, discussions or negotiations (including, without limitation, any such activities, discussions or negotiations conducted by agents and representatives (including any investment banker, financial advisor, attorney, accountant or other representative)) of such Stockholder with any third parties conducted heretofore with respect to consideration of any Takeover Proposal.

11. Miscellaneous. (a) Waiver. No failure on the part of Parent to exercise any power, right, privilege or remedy under this Agreement, and no delay on the part of Parent in exercising any power, right, privilege or remedy under this Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy. Parent shall not be deemed to have waived any claim arising out of this Agreement, or any power, right, privilege or remedy under this Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of Parent; and any such waiver shall not be applicable or have any effect except in the specific instance in which it is given. (b) Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (i) on the date of delivery if delivered personally or by courier service, (ii) on the date of confirmation of receipt (or the first business day following such receipt if the date is not a business day) if sent via facsimile (receipt confirmed), or (iii) on the date of confirmation of receipt (or the first business day following such receipt if the date is not a business day) if delivered by a nationally recognized courier service. All notices hereunder shall be delivered to the parties at the following addresses or facsimile numbers (or pursuant to such other instructions as may be designated in writing by the party to receive such notice):

(i)if to Parent or Merger Sub, to: Motorola, Inc. 1303 E. Algonquin Road Schaumburg, Illinois 60196 Attn: Chief Financial Officer Facsimile No: (847) 576-1402

with a copies to: Motorola, Inc. Law Department 1303 E. Algonquin Road Schaumburg, Illinois 60196 Attention: General Counsel Facsimile No: (847) 576-3628

with a copy (which shall not constitute notice) to: Baker & McKenzie LLP Two Embarcadero Center, 11th Floor San Francisco, California 94111 Attention: Shane M. Byrne Facsimile No: (415) 576-3300

(ii) if to the Stockholders, to: c/o Kopp Investment Advisors 7701 France Avenue South, Suite 500 Edina, Minnesota 55435 Attention: Peter Conrad Facsimile No: (952) 841-0411 with a copy (which shall not constitute notice) to: Godfrey & Kahn, S.C. 780 North Water Street Milwaukee, Wisconsin 53202 Attention: Helge Krist Lee Facsimile No: (414) 273-5198

(c) Headings. All captions and section headings used in this Agreement are for convenience only and do not form a part of this Agreement. (d) Counterparts. This Agreement may be executed in two or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other parties, it being understood that all parties need not sign the same counterpart. (e) Entire Agreement; Amendment. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. This Agreement may not be changed or modified, except by an agreement in writing specifically referencing this Agreement and executed by each of Parent and the Stockholders. (f) Severability. In the event that any provision of this Agreement, shall be determined to be invalid, unlawful, void or unenforceable to any extent, the remainder of this Agreement shall not be impaired or otherwise affected and shall continue to be valid and enforceable to the fullest extent permitted by law. (g) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof. Each of the parties hereto irrevocably consents to the exclusive jurisdiction and venue of the Delaware Court of Chancery and any state appellate court therefrom within the State of Delaware (or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) in connection with any matter based upon or arising out of this Agreement or the matters contemplated herein, agrees that process may be served upon them in any manner authorized by the laws of the State of Delaware for such persons and waives and covenants not to assert or plead any objection which they might otherwise have to such jurisdiction, venue and such process. (h) Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document. (i) Remedies. The parties acknowledge that Parent will be irreparably harmed and that there will be no adequate remedy at law in the event of a violation or breach of any of the terms of this Agreement. Therefore, it is agreed that, in addition to any other remedies that may be available to Parent upon any such violation or breach, Parent shall have the right to enforce the terms hereof by specific performance, injunctive relief or by any other means available to Parent at law or in equity, and that each Stockholder waives the posting of any bond or security in connection with any proceedings related thereto. All rights, powers and remedies provided under this Agreement or otherwise available in respect hereof at law or in equity shall be cumulative and not alternative, and the exercise or beginning of the exercise of any thereof by Parent shall not preclude the simultaneous or later exercise of any other such right, power or remedy by Parent. (j) Binding Effect; No Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, successors and permitted assigns, but, except as otherwise specifically provided herein, neither this Agreement nor any of the rights, interests or obligations of the parties hereto may be assigned by any of the parties without the prior written consent of the other parties. Any purported assignment in violation of this Section 11(j) shall be void.

IN WITNESS WHEREOF, the undersigned have executed this Voting Agreement and Irrevocable Proxy on the date first above written.

PARENT

 Motorola, Inc., a Delaware corporation

By: /s/ Daniel M. Moloney Name: Daniel Moloney Title: Executive Vice President President, Connected Home Solutions

STOCKHOLDERS

Kopp Investment Advisors, LLC, a Minnesota limited liability company, for and on behalf of its clients for whom it acts as discretionary investment advisor pursuant to a valid power of attorney

By: /s/ LeRoy C. Kopp Name: LeRoy C. Kopp Title: President

Kopp Holding Company, a Minnesota corporation

By: /s/ LeRoy C. Kopp Name: LeRoy C. Kopp Title: President

KOPP FUNDS, INC., a Minnesota corporation, for and on behalf of Kopp Emerging Growth Fund, a series thereof

By: /s/ LeRoy C. Kopp Name: LeRoy C. Kopp Title: President

LeRoy C. Kopp, an individual

/s/ LeRoy C. Kopp

Exhibit A

Stockholder: Kopp Investment Advisors, LLC, a Minnesota limited liability company, for and on behalf of its clients for whom it acts as discretionary investment advisor pursuant to a valid power of attorney Number of Shares: 6,816,779

Stockholder: Kopp Holding Company, a Minnesota Corporation Number of Shares: 435,000

Stockholder: KOPP FUNDS, INC., a Minnesota corporation, for and on behalf of Kopp Emerging Growth Fund, a series thereof Number of Shares: 3,123,200

Stockholder: Leroy C. Kopp Number of Shares: 2,345,000

Schedule A

List of Directors, Executive Officers, and Control Persons

LeRoy C. Kopp, individually, and as Sole Director and President of
Kopp Holding Company and as Sole Governor and Chief Executive
Officer of Kopp Holding Company LLC, Kopp Investment Advisors LLC and Kopp Funds

John P. Flakne as Chief Financial Officer of KIA, KHC, KHCLLC and KEGF

Kopp Investment Advisors - Schedule B

Daily Trade Report
November 6, 2006 thru December 20, 2006
Trade	Reporting
Date	Person	Activity	Quantity	Symbol	Price
12/20/2006	KIA	SELL	1800	tuts	0.91
12/20/2006	KIA	SELL	850	tuts	0.94
12/18/2006	KIA	SELL	2500	tuts	0.97
12/8/2006	KIA	SELL	2500	tuts	1.02
12/8/2006	KIA	SELL	6000	tuts	1.02
12/8/2006	KIA	SELL	6953	tuts	1.01
12/7/2006	KIA	SELL	7500	tuts	1.05
12/7/2006	KIA	SELL	35000	tuts	1.02
12/7/2006	KIA	SELL	4047	tuts	1.06
12/6/2006	KIA	SELL	5000	tuts	1.02
12/5/2006	KIA	SELL	5000	tuts	1.03
12/4/2006	KIA	SELL	1250	tuts	1.08
12/4/2006	KEGF	SELL	3000	tuts	1.10
12/4/2006	KIA	SELL	3000	tuts	1.08
11/30/2006	KEGF	SELL	10000	tuts	1.10
11/27/2006	KIA	SELL	1200	tuts	1.04
11/27/2006	KIA	BUY	3000	tuts	1.05
11/22/2006	KIA	BUY	8000	tuts	1.07
11/22/2006	KIA	BUY	1800	tuts	1.07
11/20/2006	KIA	BUY	7500	tuts	1.10
11/17/2006	KIA	SELL	5000	tuts	1.06
11/16/2006	KIA	SELL	6000	tuts	1.18
11/9/2006	KEGF	SELL	163800	tuts	1.10
11/8/2006	KIA	BUY	15000	tuts	1.20
11/8/2006	KIA	BUY	10000	tuts	1.20
11/8/2006	KIA	BUY	5000	tuts	1.20
11/8/2006	KIA	SELL	1500	tuts	1.13
11/8/2006	KIA	SELL	25000	tuts	1.13
11/7/2006	KIA	SELL	3500	tuts	1.18
11/6/2006	KIA	BUY	5000	tuts	1.19
11/6/2006	KIA	BUY	10000	tuts	1.20
11/6/2006	KIA	BUY	5000	tuts	1.19
11/6/2006	KIA	BUY	50000	tuts	1.25